SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)*

CHROMADEX CORPORATION

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

171077407

(CUSIP Number)

Champion River Ventures Limited

Attention: Pau Yee Wan Ezra

c/o 7/F, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

(852) 2128-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171077407	SC 13D/A	Page 2 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CHAMPION RIVER VENTURES LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,769,230
	8.	Shared Voting Power
	9.	Sole Dispositive Power 5,769,230
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,769,230
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.0% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Calculated based upon 48,059,311 outstanding shares of the common stock of the Issuer, which represents 46,093,894 shares reported by the Issuer to be outstanding as of June 19, 2017, in the Issuer’s Definitive Proxy Statement, as filed with the Securities and Exchange Commission on June 20, 2017, plus 1,179,250 shares and 786,167 shares (collectively, the “Third Closing Shares”) issued to Champion River Ventures Limited and Pioneer Step Holdings Limited, respectively, pursuant to the Purchase Agreement, as amended by the First Amendment, described in Item 4 of this Schedule 13D.

CUSIP No. 171077407	SC 13D/A	Page 3 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PRIME TECH GLOBAL LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,769,230
	8.	Shared Voting Power
	9.	Sole Dispositive Power 5,769,230
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,769,230
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.0% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Calculated based upon 48,059,311 outstanding shares of the common stock of the Issuer, which represents 46,093,894 shares reported by the Issuer to be outstanding as of June 19, 2017, in the Issuer’s Definitive Proxy Statement, as filed with the Securities and Exchange Commission on June 20, 2017, plus 1,179,250 shares and 786,167 shares (collectively, the “Third Closing Shares”) issued to Champion River Ventures Limited and Pioneer Step Holdings Limited, respectively, pursuant to the Purchase Agreement, as amended by the First Amendment, described in Item 4 of this Schedule 13D.

CUSIP No. 171077407	SC 13D/A	Page 4 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MAYSPIN MANAGEMENT LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,769,230
	8.	Shared Voting Power
	9.	Sole Dispositive Power 5,769,230
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,769,230
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.0% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Calculated based upon 48,059,311 outstanding shares of the common stock of the Issuer, which represents 46,093,894 shares reported by the Issuer to be outstanding as of June 19, 2017, in the Issuer’s Definitive Proxy Statement, as filed with the Securities and Exchange Commission on June 20, 2017, plus 1,179,250 shares and 786,167 shares (collectively, the “Third Closing Shares”) issued to Champion River Ventures Limited and Pioneer Step Holdings Limited, respectively, pursuant to the Purchase Agreement, as amended by the First Amendment, described in Item 4 of this Schedule 13D.

CUSIP No. 171077407	SC 13D/A	Page 5 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LI KA SHING
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Permanent resident of the Hong Kong Special Administrative Region, People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,769,230
	8.	Shared Voting Power
	9.	Sole Dispositive Power 5,769,230
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,769,230
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.0% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based upon 48,059,311 outstanding shares of the common stock of the Issuer, which represents 46,093,894 shares reported by the Issuer to be outstanding as of June 19, 2017, in the Issuer’s Definitive Proxy Statement, as filed with the Securities and Exchange Commission on June 20, 2017, plus 1,179,250 shares and 786,167 shares (collectively, the “Third Closing Shares”) issued to Champion River Ventures Limited and Pioneer Step Holdings Limited, respectively, pursuant to the Purchase Agreement, as amended by the First Amendment, described in Item 4 of this Schedule 13D.

CUSIP No. 171077407	SC 13D/A	Page 6 of 10

EXPLANATORY STATEMENT.

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to shares of Common Stock of the Issuer (“Shares”) and is being filed on behalf of the Reporting Persons. This Amendment No. 4 amends and supplements the Amendment No. 3 to Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on August 22, 2017 (“Amendment No. 3”), the Amendment No. 2 to Schedule 13D previously filed with the SEC on May 26, 2017 (“Amendment No. 2”), the Amendment No. 1 to Schedule 13D previously filed with the SEC on May 11, 2017 (“Amendment No. 1”), and the initial Schedule 13D previously filed with the SEC on May 8, 2017 (the “Initial Schedule 13D”, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, and this Amendment No. 4, the “Schedule 13D”). This Amendment No. 4 is being amended to reflect the entry into certain agreements for the acquisition of additional shares by the Reporting Persons.

ITEM 4.	PURPOSE OF TRANSACTION.

November 2017 Securities Purchase Agreement

On November 3, 2017, Champion River Ventures Limited (“Champion River”) and certain other purchasers named therein (each a “November 2017 Purchaser” and together, the “November 2017 Purchasers”) entered into a Securities Purchase Agreement with the Issuer (the “November 2017 Purchase Agreement”). Pursuant to the November 2017 Purchase Agreement, the Issuer agreed to issue and sell to the November 2017 Purchasers an aggregate of approximately $23 million of Common Stock (5,609,755 Shares) at a purchase price of $4.10 per share. Champion River, in its capacity as a November 2017 Purchaser, has agreed to purchase 731,707 Shares. The closing of the transaction contemplated by the November 2017 Purchase Agreement is subject to certain customary closing conditions, including that there will have been no material adverse effect with respect to the Issuer prior to the closing.

April 2017 Securities Purchase Agreement

On April 26, 2017, Champion River Ventures Limited (“Champion River”) and Pioneer Step Holdings Limited (“Pioneer Step”, each an “April 2017 Purchaser” and together, the “April 2017 Purchasers”) entered into a Securities Purchase Agreement with the Issuer (the “April 2017 Purchase Agreement”). Pursuant to the April 2017 Purchase Agreement, the Issuer agreed to sell and issue to the April 2017 Purchasers an aggregate of up to $25 million of its Common Stock at a purchase price of $2.60 per share in three tranches of approximately $3.5 million, $16.4 million and $5.1 million, respectively. The first tranche (the “First Tranche”) closed on April 27, 2017, at which closing the Issuer issued 807,692 Shares to Champion River and 538,462 Shares to the other April 2017 Purchaser. Pursuant to the First Amendment to Securities Purchase Agreement, dated May 24, 2017 (the “First Amendment”), by and among the Issuer and the April 2017 Purchasers, the second tranche (the “Second Tranche”) closed on May 24, 2017, at which closing the Issuer issued 3,782,288 Shares to Champion River and 2,521,526 Shares to the other April 2017 Purchaser. Pursuant to the First Amendment, following approval by the Issuer’s stockholders, the third tranche (the “Third Tranche”) closed on August 18, 2017, at which closing the Issuer issued 1,179,250 Shares to Champion River and 786,167 Shares to the other April 2017 Purchaser.

Upon completion of the Second Tranche, the April 2017 Purchase Agreement required that the Issuer’s Board of Directors (the “Board”) increase the number of authorized directors so as to create two vacant seats on the Board, which vacancies were to be filled on a date following the Issuer’s 2017 Annual Meeting of Stockholders by one designee selected by each of the April 2017 Purchasers (the “Purchaser Designees”). As such, Champion River exercised its right to designate for appointment an individual to fill one of the two new vacancies on the Issuer’s Board. Thereafter, on August 18, 2017, in connection with the closing of the Third Tranche, Tsz Ho Tony Lau was designated by the Reporting Persons and appointed by the Issuer as a director.

In addition, from and after the date of the April 2017 Purchase Agreement, upon prior written request thereof by any April 2017 Purchaser, the Issuer shall use reasonable efforts to enter into one or more voting agreements with one or more of the April 2017 Purchasers and such other substantial holders of Common Stock as reasonably requested by such April 2017 Purchaser(s) and agreed to by the Issuer in respect of the election of the Purchaser Designees.

November 2017 Registration Rights Agreement

Simultaneously with the execution of the November 2017 Purchase Agreement, the Issuer, Champion River and the other November 2017 Purchasers entered into a Registration Rights Agreement, dated November 3, 2017 (the “November 2017 Registration Rights Agreement”) with respect to the Shares acquired under the November 2017 Purchase Agreement. The November 2017 Registration Rights Agreement grants Champion River and the other November 2017 Purchasers customary shelf and piggyback registration rights.

CUSIP No. 171077407	SC 13D/A	Page 7 of 10

April 2017 Registration Rights Agreement

At the closing of the First Tranche, the April 2017 Purchase Agreement required that the Issuer and the April 2017 Purchasers promptly enter into a Registration Rights Agreement in form and substance reasonably acceptable to the April 2017 Purchasers (the “April 2017 Registration Rights Agreement”) with respect to the Shares acquired under the April 2017 Purchase Agreement. The Issuer and the April 2017 Purchasers entered into the April 2017 Registration Rights Agreement on April 29, 2017. The April 2017 Registration Rights Agreement grants the April 2017 Purchasers customary shelf and piggyback registration rights.

The foregoing descriptions of the November 2017 Purchase Agreement, the April 2017 Purchase Agreement, the November 2017 Registration Rights Agreement, the April 2017 Registration Rights Agreement, and the First Amendment are not complete and are qualified in their entirety by reference to the full text of the November 2017 Purchase Agreement, the April 2017 Purchase Agreement, the November 2017 Registration Rights Agreement, the April 2017 Registration Rights Agreement, and the First Amendment, which are incorporated by reference into this Schedule 13D pursuant to Exhibits 99.2, 99.3, 99.4, 99.5, and 99.6 of Item 7 hereof.

Champion River acquired the Shares pursuant to the April 2017 Purchase Agreement, and will acquire the Shares pursuant to the November 2017 Purchase Agreement, as an investment in its ordinary course of business.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of Shares, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above.

Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including the Purchaser Designee, in his fiduciary capacity as a director of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Shares, dispose of some or all of the Shares, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6. Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

CUSIP No. 171077407	SC 13D/A	Page 8 of 10

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2	Securities Purchase Agreement, dated as of November 3, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and certain other purchasers named therein (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 6, 2017).

Exhibit 99.3	Securities Purchase Agreement, dated as of April 26, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 27, 2017).

Exhibit 99.4	Registration Rights Agreement, dated as of November 3, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and certain other purchasers named therein (incorporated herein by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 6, 2017).

Exhibit 99.5	Registration Rights Agreement, dated as of April 29, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 2, 2017).

Exhibit 99.6	First Amendment to Securities Purchase Agreement, dated as of May 24, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 25, 2017).

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 7, 2017

CHAMPION RIVER VENTURES LIMITED

By:	/s/ Pau Yee Wan Ezra
Name:	Pau Yee Wan Ezra
Title:	Director

PRIME TECH GLOBAL LIMITED

By:	/s/ Pau Yee Wan Ezra
Name:	Pau Yee Wan Ezra
Title:	Director

MAYSPIN MANAGEMENT LIMITED

By:	/s/ Pau Yee Wan Ezra
Name:	Pau Yee Wan Ezra
Title:	Director

/s/ Li Ka Shing
Li Ka Shing

CUSIP No. 171077407	SC 13D/A	Page 10 of 10

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

99.2	Securities Purchase Agreement, dated as of November 3, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and certain other purchasers named therein (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 6, 2017).

99.3	Securities Purchase Agreement, dated as of April 26, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 27, 2017).

99.4	Registration Rights Agreement, dated as of November 3, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and certain other purchasers named therein (incorporated herein by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 6, 2017).

99.5	Registration Rights Agreement, dated as of April 29, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 2, 2017).

99.6	First Amendment to Securities Purchase Agreement, dated as of May 24, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 25, 2017).